MATERIALS RELATED TO EPISODE NO. 5 OF THE PODCAST

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Michael Heim, Co-Founder of Targa Resources

Streamline 66
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The latest installment of Elliott's Streamline66 podcast features Michael Heim, who has a long record of leadership in the energy industry as a founder of Targa Resources, one of the most successful Permian-focused midstream operators.

Additional Information:

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com

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Streamline 66
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Streamline 66 ✓ @streamline66 · 2m

At Marathon Petroleum (NYSE: MPC), Elliott's engagement helped drive long-term outperformance and dramatically boosted shareholder returns. Like MPC, we believe Phillips 66 (NYSE: PSX) can become a top-performing energy company. Learn more about #Streamline66:



Like Marathon, Phillips 66 Can Become an Energy Leader | Elliott

From streamline66.com

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YouTube Ad #1

Headline:
Streamline 66 Podcast

Long Headline:
Michael Heim | Nominee for Phillips 66 Board

Description:
Add competence, leadership and experience to the board by voting for Michael Heim.

Call to Action:
Learn more

Video:
https://www.youtube.com/watch?v=DxLQN_OcmTs

WEBSITE MATERIALS



ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

STREAMLINE 66 PODCAST | MICHAEL HEIM, CO-FOUNDER OF TARGA RESOURCES

The latest installment of Elliott's Streamline66 podcast features Michael Heim, who has a long record of leadership in the energy industry as a founder of Targa Resources, one of the most successful Permian-focused midstream operators.



View Podcast →

STREAMLINE 66 PRESENTATION

Elliott released an investor presentation titled "Streamline 66: Elliott's Perspectives on Value Creation." This presentation highlights the path to unlocking substantial upside by reversing the company's cycle of underperformance. The "Streamline 66" plan would transform Phillips 66 through board enhancements, operational improvements and portfolio simplification.



Download Presentation →

PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE

After years of Phillips 66's (NYSE: PS) stock underperformance and operational missteps, the investor community is fed up with its strategy and leadership – even as it gives high marks to the Company's collection of strong assets and enviable competitive positioning.



Read More →

YOUR VOTE MATTERS
VOTE YOUR SHARES TODAY

STREAMLINE 66 GOLD PROXY CARD

ELLIOTT NOMINEES	FOR	WITHHOLD
Brian S. Coffman	✓	



Sigmund L. Cornelius ✓ ☐
Michael A. Heim ✓ ☐
Stacy D. Nieuwoudt ✓ ☐

OPPOSED PHILLIPS 66 NOMINEES
A. Nigel Hearne ☐ ✗
John E. Lowe ☐ ✗
Robert W. Pease ☐ ✗
Howard L. Ungerleider ☐ ✗

PROPOSALS
✓ Strong recommendation to vote "FOR" Proposal 2
☐ No recommendation with respect to Proposals 3, 4, 5
✓ Strong recommendation to vote "FOR" Proposal 6

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

How To Vote →

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S STREAMLINE 66 PRESENTATION

April 29, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.








Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**



Michael A. Heim

One of the founders and former
President and COO of **Targa Resources**



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst
at **Citadel**

MATERIALS



Press Releases

ELLIOTT RELEASES EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE MICHAEL HEIM

April 30, 2025



Press Releases

ELLIOTT MANAGEMENT RELEASES INVESTOR PRESENTATION ON PHILLIPS 66

April 29, 2025



Press Releases

ELLIOTT RELEASES FOURTH EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE SIGMUND CORNELIUS

April 22, 2025

SUBSCRIBE TO RECEIVE UPDATES

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©2025 Elliott Investment Management L.P. All
rights reserved
Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





PODCAST



S1: E1

WELCOME TO THE STREAMLINE 66 PODCAST



S1: E2

BRIAN COFFMAN, FORMER CEO OF MOTIVA



S1: E3

STACY NIEUWOUDT, FORMER ENERGY AND INDUSTRIALS ANALYST AT CITADEL



S1: E4

BONUS EPISODE: JOHN PIKE, PARTNER AT ELLIOTT



S1: E5

SIG CORNELIUS, FORMER SVP AND CFO OF CONOCOPHILLIPS



S1: E6

MICHAEL HEIM, CO-FOUNDER OF TARGA RESOURCES

SUBSCRIBE TO RECEIVE UPDATES

SUBSCRIBE TO RECEIVE UPDATES

Email Address →







STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





MICHAEL HEIM, CO-FOUNDER OF TARGA RESOURCES

STREAMLINE 66 PODCAST

The latest installment of Elliott's Streamline66 podcast features Michael Heim, who has a long record of leadership in the energy industry as a founder of Targa Resources, one of the most successful Permian-focused midstream operators.

Back To Podcast →






EPISODE TRANSCRIPT

Bri (00:00)

Welcome to the Streamline 66 podcast where we bring you the latest in Elliott Investment Management's effort to unlock value at Phillips 66. Today, joining me, I have Mike Heim, who brings over four decades of experience in the energy industry, most prominently as one of the founders and the chief operating officer of Targa Resources. Mike, thank you so much for joining me.

Mike (0:24)

Thank you very much. Glad to be here.

Bri (0:27)

So, I'd like to talk a little bit about your background and your upbringing and how it informed your leadership style.

Mike (0:32)

I was born and raised in Fort Worth, Texas. My father was in the aerospace industry. He built airplanes for 43 years. So, we talked about airplanes at dinner lots and lots of nights. And I had three sisters. We were all very active. It was a great place to live. And I really enjoyed growing up there.

I have a degree in aerospace engineering from the University of Texas at Austin and an MBA from the University of Houston. My wife and I met at TCU when I was going to summer school. We have three children, a son and two twin daughters. We basically moved to Houston when I went to work at NASA working on the Apollo and Skylab programs down there.

Bri (1:27)

You're a long-time Houstonian. Can you talk a little bit about some of the things that you're involved in here? I've heard you might be involved in the rodeo.

Mike (1:35)

The rodeo is a large part of my life. I've been on the rodeo board for a long time. I'm a lifetime director right now. The Houston rodeo is one of the top philanthropic 501(c)s in the United States. We've got scholarships, we have vocational schools that we support, we have dollars that go out to teaching assistants at universities. We fund some of the vocational schools with equipment and with other assets that they need to be successful.

We just finished the rodeo. They set a new record: I believe that 2.7 million people showed up on the grounds over a 24-day period. We raised over $29 million in the auctions out there, whether they were the junior auctions where the 4H and FFA kids are selling steers or swine or chickens or turkeys, lamb and goat, or the commercial sales. So, I'm very proud to be a part of the Houston Rodeo. And this was our 94th year. I'm looking forward to the 100th anniversary.

Bri (2:56)

And so from NASA, what drew you into the energy industry?

Mike (3:00)

It was after the Arab oil embargo when the major oil and gas companies that were starved for technical support, they knew that things were going, the big construction companies were looking for people. But I went to work for El Paso LNG Company. I knew nothing about natural gas at the time, but I started a seven-year stint where I chased LNG projects around the world. I left there and I went to work for A&R Pipeline and the Coastal Corporation after they merged. And I spent 19 years there.

From there, I started Coastal Gas Marketing Company, which was a national natural gas company. We brought gas in from Canada. We brought gas in from Mexico at the time. And we sold it to the big distribution companies and end users throughout the United States.

After that, I went to work as a consultant for Texas Eastern Pipeline. My mission at that point in time was to help them find new gas sources in the Gulf of Mexico.

Bri (4:13)

So, you were one of the founders and the first COO of Targa Resources. Can you talk about those early days founding that company?

Mike (4:21)

Yes, they were an interesting time for me. I had never had an opportunity for a startup company, and I always worked for large corporations. And it was new to us. We learned a lot. When I first started, I had a friend of mine and I were pursuing an M&A deal with Williams. We were trying to buy an offshore gathering and processing division of theirs. We pursued about a dozen or fifteen opportunities in the next year. We eventually made our first acquisition from ConocoPhillips. We bought their San Angelo operating system and their Louisiana operating systems. We found out very quickly that we had to restructure all of the Louisiana systems. When we went out to the Permian Basin, you couldn't hardly find an operating drilling rig. Nobody was drilling.

Eventually commodity prices came up. The shale world was just beginning. Fracturing wells was a brand new opportunity that people didn't know about. We knew that production had been there forever, but we didn't know how to get it out of the ground. So, we worked on that. We took the time to build a great team of people. We had to convince them that we were here for the long run. Many of those people had their company name tags on their Nomex in Velcro because they changed about every two years. And we told them that we had no intention of flipping them, that we were there for the long run. We told them that we were gonna treat them and their families like our family and that we were going to work hard together to form a company that we wanted to last for a long time.

Bri (6:32)

I'd love to zoom out and hear a little bit about the key lessons that you learned from this experience and how you might apply it to Phillips 66 today.

Mike (6:43)

Well, it starts with your people. And your people have to all be on the same page. You have to understand that you have to meet your customers' needs. You have to gather the data. You have to come up with the ideas. There was a lot of thinking outside the box in the last 15 years in the midstream business. As the producers became more successful, they needed less drilling rigs to produce the same amount or grow production. So, we had to be very light on our feet. We had to understand their needs. We had to have a ability to go to the market and raise capital. We had to be able to raise debt. We were spending billions of dollars a year to build new infrastructure. So you had to stay focused.

The P66 folks need to focus on growing their base business. They've spent a lot of money in the last few years on acquisitions, on M&A deals that, depending upon what time frame you look at, many of them look like they're dilutive because P66 trades at such a low multiple. That low multiple is driven by their refining. They're priced as a refiner, not as a midstream company, not as a chemical company.

Those same dollars could have been spent on reinforcing, expanding their own base operations. They could have been used to win back customers who had drifted off to other people because DCP wasn't supporting their growth needs. There's a fine line of what you have to do in order to meet your customers' needs. And if you lose sight of that, then you can take the best system in the world and it will go downhill.

Bri (9:01)

So, what's your view on Phillips 66 midstream assets today?

Mike (9:08)

The assets are very good. They are very distributed. As we say, "They make good map." If you look at what they've got on a map, they're in the major basins in the United States. They should be up there competitively with their peers, and they haven't been.

Like I said, they lost market share to everybody. They allowed other companies to come in, dozens of companies, not one or two companies, but dozens of companies, to come in and build gathering and processing in their own backyard. If they'd been capitalized correctly, they could be the number one major midstream company in the United States today.

Bri (9:58)

So how do you fix this?

Mike (10:01)

So, for them to turn things around, they've got to have a strategy and they've got to have a board that is interested in funding their organic growth. Organic growth is where you have higher rates of return. And to go forward, they've got to have a management team that's incentivized based upon their own success. It can't be based upon what's going on in the refineries or things like that. They've got to have their own leadership. They have to have enough cash to build their systems.

They've got a reputation to repair. They were starved for capital, and the producer community just thought they didn't care. And it's not that they didn't care, they just didn't have the tools to meet their needs.

Bri (10:58)

So, say this business was separated. What excites you most about a standalone midstream business?

Mike (11:07)

It's got great bones. With the right amount of capital and the right discipline, that company should be able to trade like a midstream company does. As it improved its reputation with its producers, it ought to trade in parallel with its peers.

They certainly have good assets. They have good people. They've got some of the best people that have been handcuffed and not allowed to succeed. So, you've just got to give them the opportunity to spread their wings, go back out and repair a decade of damage or two decades of damage with the producing community and start to build the company again.

Bri (11:59)

Well, Mike, thank you so much for your time today and especially for your willingness to serve on the board of Phillips 66.

Mike (12:05)

Thank you.

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Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





Home   Nominees   Podcast   Materials ⌄   About Elliott   Contact | How To Vote |

NOMINEES



MICHAEL A. HEIM

One of the founders and former President and COO of Targa Resources

Michael Heim has been Senior Operating Partner at Stonepeak Partners and an independent consultant to the energy industry since he retired in 2019. He is one of the founders of Targa Resources, a leading provider of oil and gas midstream services, and served in numerous executive leadership roles over the course of over 16 years, including as Executive Vice President and Chief Operating Officer, President and Chief Operating Officer, and Vice Chairman and a member of the board of directors. Heim also held multiple executive roles within The Coastal Corporation, a diversified energy company. Heim currently serves on the board of directors of Evolve Transition Infrastructure, an investment partnership focused on energy infrastructure. In connection with Heim's service at Stonepeak Partners, he currently and has previously served on the boards of directors of several private portfolio companies within the energy and oil and gas sectors. Heim's executive background in midstream operations and experience in the energy industry and serving on public boards would make him a valuable addition to the Phillips Board.

Streamline 66 Podcast | Michael Heim, Co-Founder of Targa Resources

| Return to Nominees   → |



©2025 Elliott Investment Management L.P. All rights reserved
Privacy Policy | Disclaimer



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.







STREAMLINE 66

Home | Nominees | Podcast | Materials | About Elliott | Contact | How To Vote

PRESS RELEASES



Press Releases

ELLIOTT RELEASES EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE MICHAEL HEIM

April 30, 2025



ELLIOTT
STREAMLINE 66
Elliott's Perspectives on Value Creation
April 28, 2025

Press Releases

ELLIOTT MANAGEMENT RELEASES INVESTOR PRESENTATION ON PHILLIPS 66

April 29, 2025



Press Releases

ELLIOTT RELEASES FOURTH EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE SIGMUND CORNELIUS

April 22, 2025



Press Releases

ELLIOTT RELEASES BONUS EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH PARTNER JOHN PIKE

April 17, 2025



STREAMLINE 66
PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST
EFFECTIVENESS OF CEO
INVESTORS SEE PHILLIPS 66'S CEO, MARK LASHIER, AS INEFFECTIVE.
3.4
2.6
2.2

Press Releases

ELLIOTT RELEASES THIRD-PARTY SURVEY RESULTS FINDING THAT PHILLIPS 66 SHAREHOLDERS RANK THE COMPANY LAST IN OPERATIONS, CEO EFFECTIVENESS AND VALUE CREATION

April 16, 2025



Press Releases

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT

April 15, 2025



Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66



STREAMLINE 66
PODCAST

Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 9, 2025

April 8, 2025

April 3, 2025







Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025

Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025

Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →















STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

